

June 3, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

Robert E. Ostendorf, Jr.
President and Chief Executive Officer
Neenah Enterprises, Inc.
2121 Brooks Avenue P.O. Box 729
Neenah, WI 54957

Re: **Neenah Enterprises, Inc.**
        Form T-3
        Filed on: May 13, 2010
        File No.: 022-28933

Dear Mr. Ostendorf:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the disclosure statement for the joint plan of reorganization is dated April 27, 2010 (Exhibit T3E-1), and that such plan is based, among other things, upon a lock-up agreement with certain consenting holders of secured notes and subordinated notes. Based on the foregoing facts, it appears that the solicitation of the plan approval commenced prior to the filing of the Form T-3. Please provide us with a detailed legal analysis of how you have complied with Section 306(c) of the Trust Indenture Act of 1939, which requires that an offer to sell any security which is not registered under the Securities Act and to which Section 306 is applicable (notwithstanding the provisions of Section 304), can only be made if such security has been or is to

be issued under an indenture and an application for qualification has been filed as to such indenture. For additional guidance see Question 101.05 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations found in our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

2. You disclose that you will file the indenture and the statement of eligibility of trustee (Exhibits T3C and 25.1, respectively) by amendment. Please note that both exhibits must be filed prior to the Form T-3 being declared effective. In addition, unlike Section 305(b)(2) of the Trust Indenture Act, which applies only to offerings registered under the Securities Act, Section 307 does not permit the delayed designation of the trustee. Please allow sufficient time for the staff's review of and comment on these documents after they have been filed.

Indenture Securities, page 11

8. Analysis of Indenture Provisions, page 11

3. Please revise your disclosure to provide a condensed analysis of the indenture provisions required under Section 305(a)(2) of the Trust Indenture Act. See Item 8 of Form T-3.

Exhibit T3E-1. Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010

Exhibit T3E-2. Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010

4. We note that you have not filed the exhibits to the disclosure statement and the joint plan of reorganization. Please advise us of the basis upon which you may omit their filing, or otherwise, file complete copies of your T3E exhibits with your next amendment.

*   *   *

As appropriate, please amend your Form T-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event that the company requests acceleration of the effective date of the Form T-3, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Robert L. Verigan, Esq. (Via Facsimile at (312) 853-7036)
        Sidley Austin LLP
        One South Dearborn Street
        Chicago, IL 60603